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Rita Rubin
Ropes & Gray LLP
191 North Wacker Drive 32nd Floor
Chicago, IL 60606-4302
T +1 312 845 1241
rita.rubin@ropesgray.com

October 19, 2021

via edgar

Matthew S. Williams

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First American Funds, Inc. (the “Registrant”)

(File Nos. 811-03313 and 333-259405)

Dear Mr. Williams:

Below are responses to your comments, which we received from you via telephone on October 5, 2021, with regard to the Registrant’s proxy and registration statement on Form N-14 (together, the “Registration Statement”) relating to: (i) the proposed investment advisory agreement for Government Select Series, a series of PFM Funds (the “Acquired Fund”); and (ii) the proposed reorganization of the Acquired Fund into Government Obligations Fund, a series of the Registrant (the “Acquiring Fund”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 9, 2021. At the Staff’s request, the Registrant subsequently filed a delaying amendment with respect to the Registration Statement on October 6, 2021, pursuant to Rule 473 under the Securities Act of 1933, as amended.

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

General Comments

1.	Comment: Where a comment is made with respect to disclosure in one location, it may be applicable to other places in the Registration Statement.

Response: The Registrant acknowledges that where a comment is made with respect to disclosure in one location that it may be applicable to other locations in the Registration Statement and confirms that any such changes will be made in all applicable locations in the Registration Statement.

2.	Comment: Confirm herein that the Meeting will be held in accordance with applicable Commission guidance, as well as applicable state and federal law.

Response: The Registrant so confirms.

3.	Comment: Please address in the Registration Statement whether the Change in Control will raise implications under Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant has added a section to the Registration Statement under “ADDITIONAL INFORMATION ABOUT THE REORGANIZATION” titled “Section 15(f) of the 1940 Act,” which states:

Section 15(f) of the 1940 Act provides a non-exclusive “safe harbor” under which an investment adviser to a registered investment company or an affiliated person of such an investment adviser may receive any amount or benefit in connection with a sale of securities or any other interest in such adviser which results in an assignment of an investment advisory contract with such company if (i) for a period of three years following such assignment, a majority of the board of directors of such company are not interested persons of the investment adviser of such company or the predecessor adviser of such company and (ii) no “unfair burden” is imposed on such company as a result of such assignment or any express or implied terms, conditions or understandings applicable thereto. USBAM has agreed not to, and has agreed not to cause its affiliates to, take (or fail to take) any action if such action (or failure to take such action) would have the effect, directly and indirectly, of causing the requirements of any of the provisions of Section 15(f) of the 1940 Act not to be met in respect of the Plan of Reorganization as to the Acquiring Fund.

4.	Comment: As it relates to the Advisory Agreement Proposal, please describe briefly and state the approximate amount of, where practicable, any material interest, direct or indirect, of any trustee of the Acquired Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which PFMAM, any parent or subsidiary of PFMAM, or any subsidiary of the parent of such entities was or is to be a party.

Response: The Registrant supplementally confirms that, as it relates to the Advisory Agreement Proposal, none of the independent trustees of the Acquired Fund held any material direct or indirect interest in any material transactions since the beginning of the most recently completed fiscal year to which PFMAM, any parent or subsidiary of PFMAM, or any subsidiary of the parent of such entities was or is to be a party. Upon the completion of USBAM’s pending acquisition of PFMAM, the Acquired Fund’s interested trustee will begin to operate under the terms of a one-year consulting agreement with USBAM and will receive payment for such consulting services.

Shareholder Letter

5.	Comment: Consider making bold the following sentence on page i of the shareholder letter: “As there will be no in-person voting at the virtual Meeting, we strongly urge you to submit your votes by proxy in advance of the Meeting by mail or by email to pfmfunds@pfm.com.”

Response: The requested change has been made.

6.	Comment: Provide disclosure that clarifies the role of PFM Asset Management, LLC (“PFMAM”) and its portfolio managers with respect to the Acquiring Fund upon completion of the Reorganization and the Change in Control.

Response: The Registrant has added the following disclosure:

Although PFMAM will become a wholly-owned subsidiary of USBAM, the portfolio managers of the Acquired Fund will not continue in such capacity with respect to the Acquiring Fund following the Reorganization; USBAM and the Acquiring Fund’s current portfolio managers will continue to manage the Acquiring Fund following the Reorganization.

7.	Comment: On page i, where the shareholder letter states that each of the Acquired Fund and Acquiring Fund is a “‘government money market fund’ (as that term is defined in Rule 2a-7 under the Investment Company Act of 1940, as amended (‘1940 Act’)) and, as such, invests 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully,” revise the phrase “collateralized fully” to read “collateralized solely by government securities or cash,” if applicable.

Response: The Registrant has revised the phrase “collateralized fully” to read “collateralized solely by U.S. government securities,” where applicable.

8.	Comment: On page ii, where the shareholder letter states that, “in accordance with the Plan of Reorganization (the ‘Closing Date’), you will receive Class Z shares of the Acquiring Fund in an amount equal to the dollar value of your interest in the Acquired Fund on the Closing Date,” revise the phrase “dollar value” to read “aggregate net asset value.”

Response: The requested change has been made.

Notice to Shareholders

9.	Comment: Please position disclosure relating to the parties that will be covering the costs associated with the Advisory Agreement Proposal and the Reorganization Proposal near the beginning of the “Q&A” section.

Response: The requested change has been made.

10.	Comment: Please position near the beginning of the “Q&A” section disclosure noting that the New Advisory Agreement is only intended to serve as a bridge during the period of time between the Change in Control and the Reorganization where the Change in Control occurs prior to the Reorganization.

Response: The requested change has been made.

11.	Comment: On page ii, under “Will the portfolio management of the PFM Fund change?”, clarify that the Acquired Fund will be subject to the supervision of the PFM Board between the Change in Control and the Reorganization where the Change in Control occurs prior to the Reorganization.

Response: The Registrant has added the following disclosure:

The PFM Fund will also continue to be subject to the supervision of the PFM Board until the completion of the Reorganization.

12.	Comment: On page iv, under “How will the Reorganization impact fees and expenses?”, please clarify that, beginning on November 1, 2022, the Acquiring Fund’s fees and expenses may increase after the sentence that reads: “USBAM has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2022, so that total annual fund operating expenses, after waivers, do not exceed 0.18%.”

Response: The Registrant notes that the disclosure accurately describes the terms of the current expense limitation agreement and is compliant with the disclosure requirements of Items 3 and 19 of Form N-1A (as incorporated into Items 3 and 12 of Form N-14, respectively). In view of the fact that the Board of the Registrant has made no determinations with respect to any future expense limitation agreements, and given that the current disclosure meets the applicable form requirements of both Form N-1A and Form N-14, the Registrant respectfully declines to make the requested change.

13.	Comment: Please position the question, “What are the potential outcomes with respect to my votes on the Advisory Agreement Proposal and the Reorganization Proposal?”, and the accompanying response on page vi near the beginning of the “Q&A” section.

Response: The requested change has been made.

Proxy Statement/Prospectus

14.	Comment: On page 2, with respect to the disclosure that reads, “since the Acquired Fund’s current portfolio composition is substantially identical to that of the Acquiring Fund, it is not currently expected that any significant portfolio sales will occur solely in connection with the Reorganization (such sales are expected to be less than 5% of the assets of the Acquired Fund),” please revise the parenthetical to be consistent with the disclosure on page 7 that reads, “PFMAM will align or sell approximately 0% of the PFM Fund’s holdings and invest the proceeds in securities that the FAF Fund wishes to hold.”

Response: The subject parenthetical has been revised to read, “(such sales are expected to ~~be less than 5%~~ account for less than 1% of the Acquired Fund’s assets ~~of the Acquired Fund~~).”

15.	Comment: Please revise the statement on page 2 that reads, “The Board recommends that you vote ‘FOR’ the following Proposals,” to state, “The Board recommends that you vote ‘FOR’ each of the Advisory Agreement Proposal and the Reorganization Proposal.”

Response: The requested change has been made.

16.	Comment: On page 3, under “Overview of the New Advisory Agreement,” please replace the sentence that reads, “The following description of the material terms of the New Advisory Agreement is only a summary and is qualified in its entirety by reference to Appendix C,” with the following: “The following description of the material terms of the New Advisory Agreement is only a summary. For the complete terms of the New Advisory Agreement, please refer to Appendix C.”

Response: The requested change has been made.

17.	Comment: On page 4, under “Principal Executive Officers and Directors,” please clarify that, upon completion of the Reorganization, the advisory agreement in effect with respect to the Acquired Fund will terminate, and the Acquiring Fund’s investment adviser will continue to manage the Acquiring Fund.

Response: The following disclosure had been added:

If the New Advisory Agreement becomes effective prior to the Reorganization, the New Advisory Agreement will terminate upon completion of the Reorganization and USBAM will continue to serve as the Acquiring Fund’s investment adviser after the Reorganization.

18.	Comment: On page 5, under “Benefits to PFMAM” in the section titled “Board Considerations,” the Registrant states, “The Independent Board Member determined that neither PFMAM nor USBAM, as PFMAM’s parent company, would receive any significant indirect benefits from their respective relationship with the PFM Trust or the PFM Fund, and that PFMAM would receive any ‘float’ benefit in connection with transfers of funds in connection with the purchase or redemption of shares of the PFM Fund.”

Please: (i) make the reference to the “Independent Board Member” plural; (ii) revise the paragraph to include discussion of whether the Independent Board Members considered whether PFMAM or USBAM, as PFMAM’s parent company, would receive any significant direct benefits from their respective relationship with the PFM Trust or the PFM Fund; and (iii) clarify the meaning of the term “float benefit.”

Response: The requested change has been made.

19.	Comment: On page 5, under “Economies of Scale” in the section titled “Board Considerations,” the Registrant states, “The Independent Board Members further considered the additional economies of scale that were expected to be realized by PFMAM as a result of its acquisition by USBAM…” Please clarify the relevance of this analysis in light of the contemplated Reorganization.

Response: The subject disclosure has been revised to read, “The Independent Board Members further considered the additional economies of scale that were expected to be realized by PFMAM as a result of its acquisition by USBAM, including the potential to allocate relatively fixed operating and administrative expenses across a broader asset base, and the extent to which these economies of scale would be shared with the PFM Fund and its shareholders, including through potentially reduced administrative expenses borne by the PFM Fund.”

20.	Comment: On page 6, under “Principal Investment Strategies,” please state that the Acquiring Fund will provide shareholders with at least 60 days advance notice before changing its policy to invest exclusively in short-term U.S. government securities, including repurchase agreements secured by U.S. government securities.

Response: The requested disclosure has been added.

21.	Comment: On page 7, under “Operating Expenses,” please state that, at the end of the term of the expense limitation agreement currently in effect with respect to the Acquiring Fund (i.e., beginning on November 1, 2022), the Acquiring Fund’s fees and expenses may increase.

Response: The Registrant notes that the disclosure accurately describes the terms of the current expense limitation agreement and is compliant with the disclosure requirements of Items 3 and 19 of Form N-1A (as incorporated into Items 3 and 12 of Form N-14, respectively). In view of the fact that the Board of the Registrant has made no determinations with respect to any future expense limitation agreements, and given that the current disclosure meets the applicable form requirements of both Form N-1A and Form N-14, the Registrant respectfully declines to make the requested change.

22.	Comment: Under “Comparative Fee and Expense Tables,” beginning on page 8, please ensure all figures provided with respect to the Acquired Fund’s and Acquiring Fund’s fees and expense are current.

Response: The Registrant so confirms.

23.	Comment: On page 9, in the first footnote below the “Annual Fund Operating Expenses” table, please clarify whether USBAM will be able to recoup reduced fees under the terms of the fee deferral agreement between the Acquired Fund and PFMAM after the Reorganization. If USBAM is able to recoup such reduced fees, provide the basis for such arrangement.

Response: The following disclosure has been added to the subject footnote:

USBAM will not be able to recoup any previously deferred fees that remain outstanding under the terms of the fee deferral agreement between the PFM Trust and PFMAM after the Reorganization.

24.	Comment: On page 9, under “Expense Examples,” please revise the bullet that states, “You redeem your investment at the end of each time period,” to read, “You hold or redeem your investment at the end of each time period.”

Response: The requested change has been made.

25.	Comment: On page 12, under “Comparison of Principal Risk Factors,” the Staff notes that the Acquiring Fund does not disclose “Government Securities Risk” as a principal risk. Please provide a basis for omitting such risk.

Response: The Registrant notes that while different nomenclature may be used in the principal risk disclosure in the Acquired Fund’s and Acquiring Fund’s prospectuses, the Registrant is of the view that the principal risk disclosure in its prospectus, notably the disclosure under the captions “Market Risk” and “Regulatory Risk,” adequately discloses the risks associated with an investment in the Acquiring Fund.

26.	Comment: On page 15, under “Performance Information,” please delete the phrase, “compared with those of a broad-based securities market index which has investment characteristics similar to those of the FAF Fund.”

Response: The requested change has been made.

27.	Comment: On page 16, under “Performance Information,” please provide total return information for the Acquiring Fund as of the most recent quarter end.

Response: The requested change has been made.

28.	Comment: On page 17, directly above “ADDITIONAL INFORMATION ABOUT THE REORGANIZATION,” the Proxy Statement/Prospectus states: “After careful consideration, the PFM Board unanimously approved the Plan of Reorganization with respect to the PFM Fund. Accordingly, the PFM Board has submitted the Plan of Reorganization for approval by the PFM Fund’s shareholders. The PFM Board recommends that you vote ‘FOR’ this Proposal.”

Please consider moving this statement to the conclusion of the Board Considerations relating to the Reorganization.

Response: The requested change has been made.

29.	Comment: On page 18, under “Board Considerations,” the Staff notes that the PFM Board considered the “potential benefits of the Reorganization to shareholders of the PFM Fund.” Please clarify whether the PFM Board also considered any potential adverse consequences of the Reorganization during its deliberations.

Response: The requested change has been made.

30.	Comment: On page 19, under “Board Considerations,” the Staff notes that the PFM Board considered alternatives to the Reorganization. Please briefly disclose the alternatives to the Reorganization the PFM Board considered.

Response: The subject disclosure has been revised to read, “[f]uture prospects for growth of the PFM Fund and alternatives to the Reorganization in the event the Reorganization Proposal were not approved, including the continued operation of the PFM Fund separate from the FAF Fund under the New Advisory Agreement.”

31.	Comment: Please ensure that any financial highlight data relating to the Acquired Fund on page 29 is current.

Response: The subject data has been updated to reflect the Acquired Fund’s most recent fiscal year end.

32.	Comment: In light of NYSE Rule 452, which limits brokers from discretionary voting on non-routine matters, please revise the second paragraph under “Required Vote” on page 31 to reflect that “broker non-votes” may not be counted for purposes of determining the existence of a quorum or counted as a vote cast on a proposal.

Response: The requested change has been made.

Appendix A – Form of Plan of Reorganization

33.	Comment: Section 4.1(k) on page A-5 references “determinations of the Acquired Fund Board required by Rule 17a-8(a) under the 1940 Act.” Please clarify the legal basis for including the reference to Rule 17a-8.

Response: Rule 17a-8(a)(2)(i) provides that the board of directors of affiliated registered funds relying on such rule, including a majority of the independent directors, must determine in connection with a merger that: (a) the funds’ participation in the merger is in the best interests of each such fund; and (b) the interests of each merging fund’s existing shareholders will not be diluted as a result of the merger. Given USBAM’s pending acquisition of PFMAM, the PFM Board and the FAF Board each made the “best interests” and “no dilution” determinations in connection with each board’s respective consideration of the Reorganization.

34.	Comment: Please confirm that the closing condition requiring the issuance of a tax opinion stating that the Reorganization will be tax free is a non-waivable condition.

Response: The Registrant so confirms.

Proxy Card

35.	Comment: The Staff notes that, where a proxy is intended to confer discretionary voting authority with respect to matters as to which a security holder does not specify a choice, the proxy card must state in bold type how such securities will be voted.

Response: The Registrant has revised the proxy card, so that the following excerpt will be reflected in bold types: “If this proxy is properly executed and received by the Secretary of the Trust prior to the meeting, the shares represented hereby will be voted in the manner directed above. If not otherwise specified, this proxy will be voted FOR each proposal.”

Part C

36.	Comment: Please confirm in the applicable signature block which individual will be signing pre-effective amendment no. 1 to the Registration Statement as the principal executive officer.

Response: The requested change has been made.

* * *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Sincerely,
/s/ Rita Rubin
Rita Rubin

cc:	Paulita A. Pike, Esq.

Eric J. Thole

Jill M. Stevenson

Richard J. Ertel, Esq.